Filed by Templeton Global
                                                  Governments Income Trust
                                                  Pursuant to Rule 425 under
                                                  the Securities Act of 1933
                                                  and deemed filed pursuant
                                                  to Rule 14a-12 under the
                                                  Securities Exchange Act of
                                                  1934

                                                  Subject Company: Templeton
                                                  Global Governments Income
                                                  Trust
                                                  Commission File No. 811-05677

                  TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST AND
              TEMPLETON GLOBAL INCOME FUND, INC. ANNOUNCE PROPOSED
                                 REORGANIZATION

                  JANUARY 4, 2002 -- PRESS RELEASE Q'S AND A'S

Q: WHY DID THE BOARDS OF GLOBAL GOVERNMENTS INCOME TRUST AND GLOBAL INCOME FUND TAKE THESE ACTIONS?

A: As noted in the January 4, 2002 press release, Global Governments Income Trust and Global Income Fund intend to file relevant materials with the U.S. Securities and Exchange Commission, including a proxy statement by Global Governments Income Trust and a registration statement by Global Income Fund that contains a prospectus. These materials will include detailed information regarding the transactions, the Boards' considerations and the Boards' recommendations and will be provided to shareholders in accordance with federal securities laws.

Q: IF THE REORGANIZATION IS APPROVED, HOW MANY SHARES OF GLOBAL INCOME FUND
   WILL EACH GLOBAL GOVERNMENTS INCOME TRUST SHAREHOLDER RECEIVE?

A: If the proposed reorganization is consummated, the number of shares to be received by a Global Governments Income Trust shareholder will be determined based upon the relative net asset values of Global Governments Income Trust and Global Income Fund immediately prior to the reorganization. A Global Governments Income Trust shareholder will receive Global Income Fund shares equal, on a net asset value basis, to the aggregate net asset value of the shareholder's Global Governments Income Trust shares immediately prior to the reorganization. The number of Global Income Fund shares received may be more or less than the number of Global Governments Income Trust shares exchanged, but the aggregate net asset value of each shareholder's holdings immediately before and after the transaction will be the same.

                                    * * * * *

In connection with the proposed reorganization transaction, Global Governments Income Trust and Global Income Fund intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including a proxy statement by Global Governments Income Trust, and a registration statement on Form N-14 by Global Income Fund that contains a prospectus. Because those documents contain important information, shareholders of Global Governments Income Trust and Global Income Fund are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders can also obtain copies of these documents and other transaction-related documents, when available, for free by calling Global Governments Income Trust at 1-800-342-5236 or by calling Global Income Fund at 1-800-342-5236.

Global Governments Income Trust, its directors and executive officers and certain other persons, may be deemed to be participants in Global Governments Income Trust's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for Global Governments Income Trust's 2001 annual meeting of shareholders. Participants in Global Governments Income Trust's solicitation may also be deemed to include the following executive officers or other persons whose interests in Global Governments Income Trust may not be described in the proxy statement for Global Governments Income Trust's 2001 annual meeting:
Gregory E. McGowan (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E.
Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1% of Global Governments Income Trust's shares of beneficial interest. Except as disclosed above, to the knowledge of Global Governments Income Trust, none of its respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in Global Governments Income Trust.

Shareholders may obtain additional information regarding the interests of the participants by reading the proxy statement of Global Governments Income Trust.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.